Exhibit 99.2

BROOKFIELD REINSURANCE LTD.

REPORT ON VOTING RESULTS

Annual General and Special Meeting of Shareholders

August 17, 2023

National Instrument 51-102 – Section 11.3 (Canada)

The Annual General and Special Meeting of Shareholders of Brookfield Reinsurance Ltd. (the “company”) was held on Thursday, August 17, 2023 at 10:00 a.m. in a virtual meeting format via live audio webcast. At this meeting, there were 212 shareholders represented in person or by proxy holding 7,466,977 class A exchangeable limited voting shares (“class A exchangeable shares”), representing 71.45% of the company’s 10,450,952 issued and outstanding class A exchangeable shares on the record date for this meeting, and one shareholder holding 24,000 class B limited voting shares (“class B shares”), representing 100% of the company’s 24,000 issued and outstanding class B shares as of the record date for this meeting. Capitalized terms used herein but not otherwise defined have the meanings given to such terms in the management information circular of the company dated July 21, 2023 (the “Circular”).

The following is a summary of the votes cast by holders of the class A exchangeable shares and class B shares represented at this meeting.

Election of Directors

All of the 10 nominees proposed by management for election to the board of directors of the company were nominated and elected at this meeting by acclamation. As indicated below, each director elected at this meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director.

Management received the following proxies from holders of class A exchangeable shares in regard to the election of the five directors nominated for election by this class of shareholders:

Director Nominee	Votes For	%	Votes Withheld	%
Soonyoung Chang	7,018,461	99.60	28,033	0.40
William Cox	7,021,943	99.65	24,551	0.35
Michele Coleman Mayes	7,027,568	99.73	18,926	0.27
Lars Rodert	6,638,472	94.21	408,022	5.79
Anne Schaumburg	6,930,093	98.35	116,401	1.65

Management received a proxy from the holder of class B shares to vote all 24,000 class B shares for each of the five directors nominated for election by this shareholder class:

Director Nominee	Votes For	%
Barry Blattman	100	100
Gregory Morrison	100	100
Lori Pearson	100	100
Sachin Shah	100	100
Jay Wintrob	100	100

Appointment of External Auditors

The resolution to reappoint Deloitte LLP, Chartered Accountants, as the external auditor of the company to hold office until the next annual general meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the majority of the votes cast by the holders of class A exchangeable shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A exchangeable shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Withheld	%
class A exchangeable shares	Carried	7,454,775	99.84	12,202	0.16
class B shares	Carried	24,000	100	Nil	Nil

Return of Capital Distribution Resolution

The resolution approving a (i) quarterly return of capital distribution on the class A exchangeable shares, the A-1 exchangeable non-voting shares (to the extent that there are any in issue on the record date for such distribution) and the class B shares of the company in respect of the periods ending on or about September 29, 2023, December 29, 2023, March 29, 2024 and June 28, 2024, (ii) an annual return of capital distribution on the class A junior preferred shares, series 1 of the company, in respect of the period ending on or about December 15, 2023; and (iii) an annual return of capital distribution on the class A junior preferred shares, series 2 of the company, in respect of the period ending on or about September 15, 2023, as set out in Appendix A of the Circular, was approved by the majority of the votes cast by the holders of class A exchangeable shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A exchangeable shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A exchangeable shares	Carried	7,040,945	99.92	5,549	0.08
class B shares	Carried	24,000	100	Nil	Nil

Share Issuance Resolution

The resolution for the issuance of up to a maximum of 101,899,808 exchangeable shares, during the twelve-month period from the date of the meeting, in connection with one or more Reverse Exchanges was approved by the majority of the votes cast by disinterested holders of class A exchangeable shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A exchangeable shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A exchangeable shares*	Carried	5,597,476	96.98	174,486	3.02
class B shares	Carried	24,000	100	Nil	Nil

*	Excluding 1,274,532 class A exchangeable held by the company’s insiders or such insiders associates and affiliates.

Bye-Law Amendments Resolution

The resolution to amend bye-laws of the company, as set out in Appendix A of the Circular, was approved by the majority of the votes cast by the holders of class A exchangeable shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A exchangeable shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A exchangeable shares	Carried	7,026,251	99.71	20,243	0.29
class B shares	Carried	24,000	100	Nil	Nil

Restricted Stock Plan Resolution

The resolution for the adoption of the restricted stock plan to permit the company to award restricted stock grants thereunder to certain employees and service providers of the company, as set out in Appendix A of the Circular, was approved by a majority of the votes cast by the holders of class A exchangeable shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A exchangeable shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A exchangeable shares	Carried	4,177,053	59.28	2,869,441	40.72
class B shares	Carried	24,000	100	Nil	Nil

Other Business

There were no other matters coming before this meeting that required a vote by either the holders of class A exchangeable shares or class B shares.

BROOKFIELD REINSURANCE LTD.

By:	/s/ Anna Knapman-Scott
Anna Knapman-Scott Corporate Secretary

Date: August 17, 2023